EXHIBIT 99.1

 Gentor Resources Inc.

PRESS RELEASE

Gentor Resources Obtains Operating Licence for Karaburun Project in
Northern Turkey

Forestry Permits Submitted to Permit Drilling of
Karaburun Project VMS Gossans

Private Placement Financing Announced

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – January 22, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") and its joint venture partner in the Karaburun project in northern Turkey, have successfully converted the exploration licence for the Karaburun project to an operating licence.  The operating licence has a tenure of 10 years.  This development clears the way for Gentor and its joint venture partner to apply for forestry permits to drill the Karaburun gossans.  Gentor is proposing a 2,100 metre diamond drill program to test the southerly down-dip extensions of the surface Karaburun gossans – consisting of 12 holes.

Gentor proposes to carry out a non-brokered private placement of 7,500,000 units of the Company (the "Units") at a price of Cdn$0.0525 per Unit for proceeds to the Company of Cdn$393,750.  Each such Unit is to be comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years.  Closing of this financing (the "Financing") is subject to receipt of all necessary approvals, including board and TSX Venture Exchange approvals.  The Company intends to use the proceeds from the Financing for exploration activities related to the Company’s Turkey properties and for general corporate purposes.  Arnold T. Kondrat is the proposed purchaser of all of the Units.  Mr. Kondrat is Executive Vice President and a director of the Company, and currently holds 14,197,500 (or 22.62%) of the outstanding common shares of the Company.

President and CEO of Gentor, Dr. Peter Ruxton, said, “With initial permitting and funding arranged, we look forward to the initial drilling of the recently discovered Karaburun VMS gossans in mid-2014.”

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Karaburun Gossans
The gossans extend east-west over a strike length of 2.5 kilometres within a dominant greenschist volcaniclastic sequence over a stratigraphic thickness of at least 200 metres.  While most of the gossans crop out in an area adjacent to the Gentor joint venture ground, they lie within 150 metres of the Gentor joint venture ground boundary and, importantly, dip 20 to 35 degrees to the south into the Gentor joint venture ground.  The main part of the system exhibits heavily leached ironstone gossan up to 75 metres thick over a strike length of 600 metres and includes exposed massive sulphides and siliceous pyritic volcaniclastics over 300 metres at creek level in rugged terrain.  Minor ancient workings for ironstone have exposed copper silicates in pyritic massive sulphides within the main zone.  Given the impressive size of the exposed system and its multiple stratabound lenticular nature - that is characteristic of Besshi style deposits worldwide - Gentor believes that the Karaburun VMS represents a significantly mineralised system.  Reference is made to the Gentor press release dated December 18, 2013 for additional information in respect of the Karaburun project.

An initial 2,100 metre diamond drilling program is planned for the first half of 2014, following the current winter season and after forestry permit approvals.

Gentor has established good working relations with its Turkish partners to promote local community acceptance and support for detailed exploration.  Gentor believes that it is likely that further mineralised positions will be found in this previously poorly-explored Ophiolite melange terrain in the Kastamonu Region.

Qualified Person
The exploration information disclosed in this press release has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

About Gentor
Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.
In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Financing, exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, failure to complete the proposed Financing, the need to satisfy regulatory and legal requirements with respect to the proposed Financing, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.